Sungold Reports on the Progress of its Subsidiary SafeSpending Inc.

SafeSpending® System Holds Potential to Reduce Fraud on Internet
E-Commerce Transactions Projected to Reach $316 Billion USD by 2010

Ottawa, Canada - August 16, 2005 - Sungold International Holdings Corp. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin) Troy Griffin, President and CEO of Sungold’s wholly owned subsidiary SafeSpending Inc. is pleased to report today an update on the company’s activities and the future growth potential of the anonymous prepaid spending market.

In line with SafeSpending’s objectives, the company has retained an intellectual property attorney to expedite pending patents in North America, and to also expand on the company’s trademark portfolio. SafeSpending® has entered into advanced discussions with several IT firms to complete the software application that will eventually interface with the North American (EFT) Electronic Funds Transfer Network. SafeSpending® is also in the process of retaining a national marketing firm to spearhead a corporate branding campaign targeting large retail chains for the purpose of distributing SafeSpending® Pin Vouchers. The firm will also work on recruiting online Merchants to accept the SafeSpending® Pin Vouchers as an alternative form of payment from online customers. The business agenda going forward will be guided by a program to address the critical implementation of the requisite technology components, the national and international marketing strategy required to achieve industry awareness, and where necessary, form strategic alliances with business, financial, and technical entities required to achieve the company’s goals.

Troy Griffin, CEO of SafeSpending®, stated, “We are targeting a huge market that is growing exponentially with a high margin business model. SafeSpending® has enormous opportunities to position itself at the forefront of the North American anonymous pre-paid market. SafeSpending® is an integral component of Sungold’s growth strategy and mission in targeting growing consumer audiences in key growth sectors. We plan to set the industry standard in confidentiality competition by protecting vendors and individuals who participate in e-commerce transactions.
It is with great pride that we move to the next levels with SafeSpending® and bring Sungold the international awareness it deserves. SafeSpending® is an exciting company with focused, competent and aggressive management, and we believe this will garner significant value to our shareholders over the short and longer term as the company begins to realize the enormous opportunities and potential that lies ahead”.

As mentioned in the third quarter Management Discussion and Analysis report, the company has made agreements with Mark Evans and Jerome Nootebos as consultants to assist in expediting development of the SafeSpending® system.

Mark Evans, together with Jerome Nootebos is a co-inventor of the SafeSpending® concept.
He possesses broad business expertise and an in depth knowledge of IT. Evans began his career in the Pulp and Paper Industry where he was a driving force in the start up of Merfin Hygenics Ltd., which became a world leader in Air Laid paper technology. Merfin was awarded Federal and Provincial Export Awards for their outstanding performance. He is presently working in the laboratory at Buckeye Canada Ltd., a large multi-national corporation where he leads in product development.

Jerome Nootebos is the other co-inventor and developer of the SafeSpending® anonymous internet payment concept. Through his associations with a broad spectrum of organizations, he has demonstrated his leadership in internet and e-commerce development. He has forged and fostered many industry partnerships, from small businesses to large multi-national corporations. Nootebos has consistently demonstrated an acute awareness of the industry and the ability to make strong leadership decisions for corporate and technical development.

The market statistics concerning security in Internet transactions are astounding.

•	50 million North Americans cannot make E-commerce transactions because they do not have a credit card due to age limitations or bad credit history.
•
The problem of identity theft, online and off shows no signs of abating. The Federal Trade Commission estimates that 3.2 million citizens are victims of ID theft each year; and every 10 seconds another American is victimized, the study said.

•	Merchant losses from online payment fraud amounted to $2.6 billion in 2004.
•
Suspicious merchants are now rejecting a far higher percentage of orders, meaning a steep increase in lost sales. Due to accidental rejection of legitimate orders, nearly 6 percent of all orders are now rejected, up from about 4.5 percent last year.

•	61% of consumers say that they have privacy and security concerns that make them hesitant to give out credit card information online
•
E-commerce transactions in 2008, 2009 and 2010 are expected to reach $258 billion, $288 billion and $316 billion respectively. Excluding travel, e-commerce is expected to grow 14 percent in 2005 from last year according to a recent Gartner Group research paper.

About SafeSpending®

The SafeSpending® anonymous internet payment system is a pre-paid spending system which allows consumers to pre-purchase SafeSpending® Pin Vouchers with a randomly generated Pin number. The Pin Voucher once purchased can then be activated by the consumer at a SafeSpending® website terminal in order to make anonymous cash purchases online at the SafeSpending® (AOM) Authorized Merchant Network without divulging any confidential information, as would be necessary if one used a credit card or any other traceable transaction service. This should eliminate the consumer’s privacy concerns while engaging in e-commerce. The SafeSpending® payment system will enable e-commerce companies to access more revenue due to the elimination of current consumer fears and apprehensions surrounding the posting of credit cards and personal information on the Internet. Online merchants will be assured of payment due to the elimination of credit card charge backs, and pay a smaller fee to the company for use of the SafeSpending® payment system than they would usually pay to a credit card company. Merchants accepting prepaid spending Pin Vouchers would be virtually immune from fraud, furthermore, SafeSpending® can access the large segments of potential consumers that are currently excluded from e-commerce because they are ineligible for credit due to bad credit history, or age.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For information please contact Investor Relations:

Cynthia DeMonte
Cynthia DeMonte Associates Ltd.
575 Madison Avenue - Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com